SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

COLLABRIUM JAPAN ACQUISITION CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value
(Title of Class of Securities)

G2266G102
(CUSIP Number of Class of Securities)

Koji Fusa, Chief Executive Officer
c/o Collabrium Advisors LLP
16 Old Bond Street
London W1S 4PS
44-20-7408-4710
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Graubard Miller
The Chrysler Building
405 Lexington Avenue, 11th Floor
New York, NY 10174
(212) 818-8800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$12,582,968.06	$1,620.69***

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 1,218,549 ordinary shares of Collabrium Japan Acquisition Corporation, no par value, at the tender offer price of $10.32619 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation.

***	Previously paid.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,620.69
Filing Party: Collabrium Japan Acquisition Corporation
Form or Registration No.: Schedule TO
Date Filed: March 26, 2014

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2014, and amended on April 7, 2014 and April 21, 2014, by Collabrium Japan Acquisition Corporation, a British Virgin Islands business company with limited liability (“Collabrium” or the “Company”), in connection with the Company’s offer to purchase for cash up to 1,218,549 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $10.32619 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $12,582,968.06. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated March 26, 2014 (the “Offer to Purchase”) previously filed as Exhibit (a)(1)(A) to the Schedule TO and in the related Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO, which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. This Schedule TO, as supplemented and amended by this Amendment No. 3, is intended to satisfy the reporting requirements of Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only those items reported in this Amendment No. 3 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal remains unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Items 1 to 9 and 11.

The information set forth under these Items of the Schedule TO is hereby supplemented by adding the following:

The Offer expired at 11:59 p.m., New York City time, on Wednesday, April 23, 2014. Based upon information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, as of the Expiration Date, a total of 9 Ordinary Shares were validly tendered and not properly withdrawn. As a result, all such Ordinary Shares validly tendered and not properly withdrawn were accepted for purchase. As such, the Company accepted for purchase 9 Ordinary Shares at a Share Purchase Price of $10.32619 per Ordinary Share for a total Share Purchase Price of  $92.94, excluding fees and expenses related to the Offer. Such Ordinary Shares represent less than 1% of the Company’s issued and outstanding Public Shares as of April 23, 2014. Payment for Ordinary Shares accepted for purchase will be made promptly.

On April 24, 2014, the Company issued a press release announcing the final results of the Offer, as set forth above.  A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

The list of exhibits is hereby amended by adding the following:

Exhibit No.	Description

(a)(5)(B)*	Press Release dated April 24, 2014.

*           Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Koji Fusa
Chief Executive Officer

Date:	April 24, 2014

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INDEX TO EXHIBITS

Exhibit No.	Description

(a)(5)(B)*	Press Release dated April 24, 2014.

*           Filed herewith.

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